Filed by one

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: MarkForged, Inc.

Commission File No. 001-39453

The following is a transcript of a video prepared in connection with the proposed business combination transaction between one and MarkForged, Inc.

Michael Papish – MarkForged, Inc. – Vice President, Marketing

Markforged is changing the pace of invention with the Digital Forge. The Digital Forge is an easy to use additive manufacturing platform that comprises best-in-class printers, cloud-based software, and both metal and composite materials, allowing designers, engineers and manufacturers to go from design to part anywhere in the world.

Kevin Hartz – one – Chief Executive Officer and Co-Founder

I saw PayPal grow from pre-launch all the way up in on its trajectory to where it is now. And that is the payments leader online. No small feat. That's what I see in Markforged.

Greg Mark – MarkForged, Inc. – Chairman and Founder

Back in 2013, when we founded Markforged, we had a choice. At the high end, you could buy these million dollar metal machines, but the materials were toxic, flammable, and machines were hard to use. At the low end, you could buy these desktop hobby printers. They were accessible and easy to use. But they just printed plastic parts. It wasn't something you could use for end use or a real application. At Markforged, we envision a fundamentally new way to 3D print, where you get the high end, high strength parts of the million dollar machine, but you'd have the ease of use and accessibility of a desktop. And that's exactly what we set out to do. And in the process, we've begun to truly reinvent manufacturing.

Shai Terem – MarkForged, Inc. – President and Chief Executive Officer

With Markforged on the journey from 10,000 happy customers today to 100,000 happy customers in 2025. We're inviting you to join us on this journey. Our industry grew 10x from 2 billion in 2012 to almost 18 billion expected this year. Going forward, the industry expects to continue growing by another 100 billion until 2029.

Michael Papish

The amazing thing behind Markforged is it's not merely a hardware company, it's a software company. So from the beginning, it's been architected with amazing software platform to network together all the the 3D printers, and it can actually learn, so it looks and sees how a part is being printed and can actually improve that.

David Benheim – MarkForged, Inc. – Chief Technology Officer and Co-Founder

And so in the future, like Markforged and closed loop manufacturing is really delivering on the company's mission which is to reinvent manufacturing, so you can build anything you imagine.

Rick Squires - Owner, Squires Performance

The printer is a big game changer. We can R and D real time now and go from concept to finished product quickly.

Shai Terem

Today, we are already reinventing manufacturing by delivering on the most demanding application in aerospace and defense, military, space exploration, industrial automation and automotive. We continue to invest into the future to ensure our customers can build anything they imagine.

Rick Denormand – Product Engineering Manager, Caldwell

Having the ability to 3D print on metal components has really improved our development process.

Tom Sandladerer – Tom’s 3D Reviews

The fact that the entire printer is super rigid, and once you close the top lid, all of that engineering point it's just hidden out of sight.

David Benheim

When you have the Markforged printer on your desk, you have a box that can turn ideas into a physical reality. There's nothing that can stop you.

Shai Terem

Markforged is the right company at the right time with the right product and the right team. I'm inviting you to join us. Nothing can stop us.

Additional Information and Where to Find It

A full description of the terms of the transaction will be provided in a registration statement on Form S-4 to be filed with the SEC by one that will include a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of one to vote on the business combination. one urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about one, MarkForged, Inc. (“Markforged”) and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of one as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: one, 16 Funston Avenue, Suite A, The Presidio of San Francisco, San Francisco, California 94129, Attention: Secretary. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

one and Markforged and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the SEC. Information about the directors and executive officers of one is set forth in one’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”), on August 19, 2020 and is available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: one, 16 Funston Avenue, Suite A, The Presidio of San Francisco, San Francisco, California 94129, Attention: Secretary. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the one shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of one, the combined company or Markforged, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Special Note Regarding Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this communication, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this communication include, but are not limited to, statements regarding the proposed business combination, including the timing and structure of the transaction, the expected new investors in the combined company, assumptions relating to redemptions, the expected proceeds of the transaction and the anticipated uses of those proceeds, the equity value, cash position and initial market capitalization of the combined company, the benefits of the transaction, the expected ownership of current Markforged stockholders following the closing of the transaction, as well as statements about the expected growth of the additive manufacturing industry, the combined company’s competitive position in the industry, the anticipated growth of the combined company, the increased adoption of its products, and the expected benefits of product innovation. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others: general economic, political and business conditions; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of one for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by one’s shareholders; the inability to obtain or maintain the listing of the combined company's securities following the business combination; costs related to the business combination; and those factors discussed under the header “Risk Factors” in the registration statement on Form S-4 to be filed by one with the SEC and those included under the header “Risk Factors” in the final prospectus of one related to its initial public offering. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this document represent our views as of the date of this document. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.